FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. Announces Q108 Results, dated April 28, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 28, 2008

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Ltd. Announces Q108 Results, dated April 28, 2008.

For Immediate Release

RADWARE LTD. ANNOUNCES Q108 RESULTS

* Quarterly revenues of $22.2 million

** GAAP loss per share $0.42, Non-GAAP loss per share $0.32

TEL AVIV, ISRAEL.; April 28, 2008 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported quarterly revenues of $22.2 million for the first quarter of 2008. This represents an increase of 12% compared with revenues of $19.7 million for the first quarter of 2007. Revenues for the fourth quarter of 2007 were $24.4 million.

Revenues of $22.2M were just below the company’s guidance for the quarter, which ranged between $23M and $24.5M. While the shipments for the quarter were within company’s expectations, certain decisions made by the company with respect to revenue recognition after the end of the quarter caused our recorded revenues to fall slightly below expectations.

Net loss on a GAAP basis for the first quarter of 2008 was $8.3 million or $0.42 per diluted share, compared to a net loss of $3.6 million or $0.18 per diluted share in the first quarter of 2007 and to a net loss of $1.8 million or $0.09 per diluted share in the fourth quarter of 2007.

For comparative purposes, net loss for the first quarter of 2008, excluding the effects of stock-based compensation expense and amortization of intangible assets and acquisition related expenses, was $6.3 million or $0.32 per diluted share, compared with a net loss of $1.2 million or $0.06 per diluted share in the first quarter of 2007 and to a net loss of $0.1 million or break-even diluted earnings per share in the fourth quarter of 2007.

During the first quarter, the devaluation of the US dollar against the Israeli Shekel, the Euro, the Australian dollar and Asian currencies resulted in an increase in operating expenses of $1 million. In addition, certain one time expenses were realized in the first quarter.

At the end of the first quarter the company’s overall cash position, including cash, short-term and long-term bank deposits and marketable securities increased by $0.8 million, compared to the end of the fourth quarter of 2007, increasing to an amount of $155.7 million.

“During the past few months, we have been focused on developing and implementing strategic and tactical plans to ensure that our business remains healthy and productive,” said Roy Zisapel, President & CEO of Radware. “We believe that by implementing such plans coupled with our new product introductions of OnDemand Switches and SIP Director we will be able to accelerate growth and return to profitability.”

Management’s expectation is to reach an annual growth rate in the mid to high teens and return to operating profitability by the fourth quarter of 2008.

During the quarter ended March 31, 2008, Radware released the following significant announcements:

-

Radware Leads the Next Wave of Evolution in the Application Delivery Market

-

Radware Drives Application Delivery Innovation with First OnDemand Switch Providing Customer-focused Capabilities

-

Radware First-to-Market with SIP Director a Fully SIP-aware Intelligent Application Delivery Controller

-

Radware Receives INTERNET TELEPHONY® Magazine’s Product of the Year Award

-

Radware Delivers First-to-Market IMS Service Delivery Solution

-

Radware and IPtego Partner to Deliver Enhanced SIP-Based VoIP Service Delivery

-

Radware Wins Info Security Products Guide 2008 Global Product Excellence Award

-

Radware and Splunk to Cooperate on Business Smart Networks

-

Radware is Named a Finalist for by the 2008 SC Magazine Awards Europe

-

Radware Joins the University of New Hampshire’s InterOperability Laboratory VoIP Technology Consortium

-

Radware Becomes a Global BEA Select Partner; Expanding Support Across Both IT and Telecommunications Networks

Company management will host a quarterly investor conference call at 8:45 AM EDT on April 28, 2008. The call will focus on financial results for the quarter ended March 31, 2008, and certain other matters related to the Company’s business.

The conference call will be webcast on April 28, 2008 at 8:45 AM EST in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and would be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the first quarter 2008 call:

Participants in the US call: Toll Free 1-800-230-1085

Participants outside of the US call: +1-612-288-0337

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2007	March 31, 2008
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	61,376	72,160
Short-term marketable securities	80,498	40,256
Trade receivables, net	17,192	11,967
Other receivables and prepaid expenses	3,195	4,390
Inventories	5,428	5,956
	167,689	134,729
Long-term investments
Long-term bank deposit	10,236	10,069
Long-term marketable securities	2,735	33,191
Severance pay funds	3,940	4,464
	16,911	47,724

Property and equipment, net	12,217	12,763

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	5,776	5,640
Goodwill	13,474	13,474
	19,250	19,114

Total assets	216,067	214,330

Current liabilities
Trade payables	7,537	6,120
Deferred revenues, other payables and accrued expenses	26,438	30,801
	33,975	36,921

Accrued severance pay	5,379	6,008

Total liabilities	39,354	42,929

Shareholders’ equity
Share capital	482	488
Additional paid-in capital	176,004	179,654
Accumulated other comprehensive income (loss)	150	(488)
Treasury stock, at cost	(11,049)	(11,049)
Retained earnings	11,126	2,796
Total shareholders’ equity	176,713	171,401

Total liabilities and shareholders' equity	216,067	214,330

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2007	For the Three months ended March 31, 2008
	(Unaudited)	(Unaudited)

Revenues	19,719	22,165
Cost of revenues	5,087	4,596
Gross profit	14,632	17,569
Operating expenses:
Research and development, net	5,207	7,298
Sales and marketing	13,026	17,260
General and administrative	1,756	2,417
Total operating expenses	19,989	26,975
Operating loss	(5,357)	(9,406)
Financial income, net	1,763	1,303
Income (loss) before income taxes	(3,594)	(8,103)
Income taxes	23	(227)
Net income (loss)	(3,571)	(8,330)

Basic net earnings (loss) per share	$ (0.18)	$ (0.42)
Weighted average number of shares used to compute basic net earnings (loss) per share	19,424,479	19,701,258

Diluted net earnings (loss) per share	$ (0.18)	$ (0.42)
Weighted average number of shares used to compute diluted net earnings (loss) per share	19,424,479	19,701,258

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2007	For the Three months ended March 31, 2008

GAAP Net income (loss)	(3,571)	(8,330)
Stock-based compensation expenses, included in:
Cost of revenues	18	29
Research and development, net	217	409
Sales and marketing	318	638
General and administrative	381	668
Income taxes	-	-
	934	1,744
Amortization of intangible assets and acquisition related expenses, included in:
Cost of revenues	74	188
Research and development, net	79	-
Sales and marketing	39	39
General and administrative	-	-
Income taxes	24	41
	216	268

One-time inventory write-off	1,200	-
Non-GAAP Net income (loss)	(1,221)	(6,318)
Non-GAAP Diluted net earnings (loss) per share	$ (0.06)	$ (0.32)
Weighted average number of shares used to compute Non-GAAP Diluted net earnings (loss) per share	19,424,479	19,701,258